UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
F O R M 11 - K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                        to
Commission file number 1-14959 Brady Corporation
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
J.A.M. Plastics, Inc. 401(k) Profit Sharing Plan & Trust
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
P.O. BOX 571
MILWAUKEE WI 53202-0571

Item 1-3. The J.A.M. Plastics, Inc. 401(k) Profit Sharing Plan & Trust (the “J.A.M. Plastics 401(k) Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The J.A.M. Plastics 401(k) Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.
Item 4. Pursuant to Section 103(c) of ERISA and the regulations thereunder, the J.A.M. Plastics 401(k) Plan is not required to file audited financial statements. The financial statements and schedules of the J.A.M. Plastics 401(k) Plan required by ERISA are set forth below.

J.A.M. Plastics 401(k) Plan
Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006 and Supplemental Schedule as of December 31, 2006

J.A.M. PLASTICS 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

J.A.M. PLASTICS 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments:
Mutual funds	$494,185	$591,105
Common collective trust fund	3	—
Brady Corporation common stock	—	—
Participant loans	7,513	10,200

Total investments — at fair value	501,701	601,305

Receivables:
Interest income	654	—
Employer contributions	11,190	13,972

Total receivables	11,844	13,972

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$513,545	$615,277

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	1	—

NET ASSETS AVAILABLE FOR BENEFITS	$513,546	$615,277

See notes to financial statements.

J.A.M. PLASTICS 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Contributions:
Participant	$66,738	79,088
Employer	11,190	13,972

Total contributions	77,928	93,060

Investment income:
Net appreciation in fair value of investments	29,602	35,662
Interest and dividends	10,111	14,786

Net investment income	39,713	50,448

Total additions	117,641	143,508

DEDUCTIONS:
Benefits paid to participants	217,909	34,596
Administrative expenses	1,463	1,203

Total deductions	219,372	35,799

(DECREASE) / INCREASE IN NET ASSETS	(101,731)	107,709

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	615,277	507,567

End of year	$513,546	$615,277

See notes to financial statements.

J.A.M. PLASTICS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
1.	DESCRIPTION OF THE PLAN

The following description of the J.A.M. Plastics, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering all full-time employees of J.A.M. Plastics, Inc. (the “Company”) upon the date of hire. The Company controls and manages the operation and administration of the Plan. As of December 31, 2005, Paychex Retirement Services served as the Plan trustee and recordkeeper. Effective September 1, 2006, the Plan changed its trustee and recordkeeper to PNC Bank, N.A. (“PNC”).

As of December 31, 2006, PNC serves as the recordkeeper and custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 , as amended (“ERISA”).

Contributions—Each year, participants may contribute up to 25% of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Additional amounts may be contributed at the discretion of the Company’s board of directors. Discretionary contributions of $11,190 were made for the year ended December 31, 2006. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Company discretionary contributions, participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment options including twelve equity funds, one common collective trust fund, one bond fund, two money market funds, and Brady Corporation Class A Nonvoting Common Stock.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is vested based on the following vesting schedule: 0% at 1 year, 20% at 2 years, 40% at 3 years, 60% at 4 years, 80% at 5 years, and 100% at 6 years of service.

Participant Loans—Participants may borrow from their fund. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Interest rates range from 5.25% to 7.75% for outstanding loans as of December 31, 2006. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 and 2005.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes investment instruments including mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

One of the investment options available in the Plan is the PNC Investment Contract Fund. The PNC Investment Contract Fund is a common collective trust that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“SGICs”). Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the fair value for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2006 and 2005.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005
Fidelity Adv Equity Growth I	$171,048	$134,575	*
LSV Value Equity Fund	101,530	100,534
Fidelity Intermediate Bond	89,024	68,989	*
T Rowe Retirement 2010 Retail	68,060	—
Fidelity Diversified Intl Fund	29,509	—	*

*	Party-in-interest.
During the year ended December 31, 2006, the Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Equity funds	$29,449
Bond fund	153

Net appreciation in fair value of investments	$29,602

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by PNC. PNC received an opinion letter from the Internal Revenue Service (“IRS”), dated November 11, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Company common stock. In addition, certain plan investments represent shares of mutual funds and common collective trust funds managed by the custodian. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. At December 31, 2006 and 2005, the Plan held no shares of Brady Corporation Common Stock.

7.	RECONCILIATION TO FORM 5500

The Plan’s Form 5500 is prepared on a cash basis, and thus does not include the employer contributions receivable, as reported in the accompanying financial statements. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 to be filed by the Company:

	2006	2005

Net assets available for benefits per financial statements	$513,546	615,277
Adjustments:
Employer contribution receivable	(11,190)	(13,972)

Amounts reported per Form 5500	$502,356	$601,305

The following table reconciles the decrease in net assets available for benefits per the financial statements to the Form 5500 to be filed by the Company:

2006

Amount reported per financial statement	$(101,731)
Adjustments:
Change in employer contributions to adjust from accrual basis to cash basis	2,782

Amount reported per Form 5500	$(98,949)

******

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO THE
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

J.A.M. PLASTICS 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Fair
Description	Value
EQUITY FUNDS:
Fidelity Advisors Equity Growth Fund	$171,048
LSV Value Equity Fund	101,530
T Rowe Price Retirement 2010	68,060
Fidelity Diversified International Fund	29,508
Blackrock Small Cap Growth Equity Portfolio*	19,095
Vanguard Institutional Index Fund	4,426
MFS Emerging Markets Equity Fund	3,496
American Century Small Cap Value Fund	121
T Rowe Price Retirement 2020	20
T Rowe Price Retirement 2030	19
T Rowe Price Retirement 2040	19
PIMCO Commodity Real Return	18

397,360

COMMON COLLECTIVE TRUST FUND:
PNC Investment Contract Fund*	4

BOND FUND:
Fidelity Advisors Intermediate Bond Fund	89,024

MONEY MARKET FUNDS:
Blackrock Money Market Portfolio*	7,781
Brady Stock Liquidity Fund*	19

7,800

PARTICIPANT LOANS—At various rates; due through 2020*	7,513

TOTAL ASSETS (HELD AT END OF YEAR)	$501,701

*	Party-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J.A.M. PLASTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST

Date: June 29, 2007	/s/ GARY VOSE
Gary Vose
Plan Administrative Committee Member